April 16, 2014

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Comment Letter Dated February 24, 2014 (received via e-mail)
International Speedway Corporation
Form 10-K for the fiscal year ended November 30, 2013
Filed January 28, 2014
File No. 000-02384

Ladies and Gentlemen:
We have received and reviewed the referenced comment letter. We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
Our responses to the Staff's comments and requests for supplemental information are contained below and keyed to the numbered comments in the comment letter.
In the following responses, except where indicated otherwise, the terms “we,” “our,” “Company,” and “ISC” shall mean International Speedway Corporation and its consolidated subsidiaries.
Responses to Comments and Requests for Supplemental Information.
Form 10-K
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Current Operations Comparison, page 26
Comparison of Fiscal 2013 to Fiscal 2012, page 26

1.
We note that your discussion of the changes in certain revenue and expense line items indicates that several factors accounted for the change in the amount of the revenue/expense, and sometimes included an offsetting amount. For example, you disclose that the increase in motorsports related revenue is largely attributable to increases in television broadcast revenue for certain events held during fiscal 2013 and specifically, during Speedweeks at Daytona. Also contributing to the increase was an increase in the payout of fiscal 2013 ancillary rights fees during fiscal 2013. Partially offsetting the increases were lower Motor Racing Network advertising and Sprint Vision revenues. Please revise to quantify each of the identified underlying causes of material increases or decreases in the income statement line items in order to put the changes in proper context.

Company Response: We confirm our understanding of your request and we will quantify necessary underlying causes of material increases or decreases in the income statement line items, which will allow readers of the financial statements to put the changes in proper context, in future Form 10-Q and Form 10-K filings.

Liquidity and Capital Resources, page 30
General, page 30

2.
Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. In this regard, we note that you have included disclosure of significant cash flow items during the fiscal years ended November 30, 2011, 2012 and 2013. Please revise to include a discussion for the reasons for the changes in these amounts and any other significant cash flow items. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of regulation S-K.

Company Response: We confirm our understanding of Instruction 1 to Item 303(A) of Regulation S-K and in future filings we will revise our liquidity section, including our cash flow analysis, to include a discussion for the reasons for the changes in these amounts and any other significant cash flow items.
Long-Term Obligations and Commitments, page 32

3.
We note from your disclosure that several of your current debt obligations contain restrictive covenants. Please revise this section of the MD&A and Note 7 to your financial statements to disclose the nature and terms of these restrictive covenants. Also, please revise to disclose whether or not you were in compliance with these covenants as of November 30, 2013.

Company Response: We confirm our understanding of your request and will disclose the nature and terms of these restrictive covenants, as well as whether or not we were in compliance with these covenants as of the filing date of all future Form 10-Q and Form 10-K filings. As of November 30, 2013, we were in compliance with all restrictive covenants pertaining to our current debt obligations. Our revised disclosure is as follows:
The Company's $65.0 million principal amount of senior unsecured notes (“4.63 percent Senior Notes”) bear interest at 4.63 percent and are due January 2021, require semi-annual interest payments on January 18 and July 18 through their maturity. The 4.63 percent Senior Notes may be redeemed in whole or in part, at the Company’s option, at any time or from time to time at redemption prices as defined in the indenture. Certain of the Company’s wholly owned domestic subsidiaries are guarantors of the 4.63 percent Senior Notes. Certain restrictive covenants of the 4.63 percent Senior Notes require that the Company's ratio of its Consolidated Funded Indebtedness to its Consolidated EBITDA (“leverage ratio”) does not exceed 3.50 to 1.0, and its Consolidated EBITDA to Consolidated Interest Expense (“interest coverage ratio”) is not less than 2.0 to 1.0. In addition the Company may not permit the aggregate of certain Priority Debt to exceed 15.0 percent of its Consolidated Net Worth. The 4.63 percent Senior Notes contain various other affirmative and negative restrictive covenants including, among others, limitations on liens, sales of assets, mergers and consolidations and certain transactions with affiliates. As of February 28, 2014, the Company was in compliance with its various restrictive covenants. At February 28, 2014, outstanding principal on the 4.63 percent Senior Notes was approximately $65.0 million.
The Company's $100.0 million principal amount of senior unsecured notes (“3.95 percent Senior Notes”) bear interest at 3.95 percent and are due September 2024. The 3.95 percent Senior Notes require semi-annual interest payments on March 13 and September 13 through their maturity. The 3.95 percent Senior Notes may be redeemed in whole or in part, at the Company's option, at any time or from time to time at redemption prices as defined in the indenture. Certain of the Company's wholly owned domestic subsidiaries are guarantors of the 3.95 percent Senior Notes. Certain restrictive covenants of the 3.95 percent Senior Notes require that the Company's leverage ratio does not exceed 3.50 to 1.0, and its interest coverage ratio is not less than 2.0 to 1.0. In addition the Company may not permit the aggregate of certain Priority Debt to exceed 15.0 percent of its Consolidated Net Worth. The 3.95 percent Senior Notes contain various other affirmative and negative restrictive covenants including, among others, limitations on liens, sales of assets, mergers and consolidations and certain transactions with affiliates. As of February 28, 2014, the Company was in compliance with its various restrictive covenants. At February 28, 2014, outstanding principal on the 3.95 percent Senior Notes was approximately $100.0 million.

The Company's $300.0 million revolving credit facility (“2012 Credit Facility”) contains a feature that allows the Company to increase the credit facility to a total of $500.0 million, subject to certain conditions, provides for separate sub-limits of $25.0 million for standby letters of credit and $10.0 million for swing line loans. The 2012 Credit Facility is scheduled to mature in November 2017. Interest accrues, at the Company's option, at either LIBOR plus 100.0 - 162.5 basis points or a base rate loan at the highest of i) Wells Fargo Bank's prime lending rate, ii) the Federal Funds rate, as in effect from time to time, plus 0.5 percent, and iii) one month LIBOR plus 1.0 percent. The 2012 Credit Facility also contains a commitment fee ranging from 0.125 percent to 0.225 percent of unused amounts available for borrowing. The interest rate margin on the LIBOR borrowings and commitment fee are variable depending on the better of the Company's debt rating as determined by specified rating agencies or its leverage ratio. Certain of the Company's wholly owned domestic subsidiaries are guarantors on the 2012 Credit Facility. The 2012 Credit Facility requires that the Company's leverage ratio does not exceed 3.50 to 1.0 (4.0 to 1.0 for the four quarters ending after any Permitted Acquisition), and its interest coverage ratio is not less than 2.5 to 1.0. The 2012 Credit Facility also contains various other affirmative and negative restrictive covenants including, among others, limitations on indebtedness, investments, sales of assets, certain transactions with affiliates, entering into certain restrictive agreements and making certain restricted payments as detailed in the agreement. As of February 28, 2014, the Company was in compliance with its various restrictive covenants. At February 28, 2014, the Company had no outstanding borrowings under the 2012 Credit Facility.
DAYTONA Rising: Reimagining an American Icon, page 33

4.
We note your disclosure that you have identified existing assets that are expecting to be impacted by the redevelopment and that those assets will require accelerated depreciation or losses on asset retirements, totaling approximately $50 million over the approximate 26-month project time span. Please explain to us how you evaluated these assets for potential impairment under the guidance in ASC 360-10-35 as of November 30, 2013.

Company Response: Upon the decision to redevelop the Daytona motorsports entertainment facility, we performed a comprehensive analysis of the construction plans and identified those assets that would be either replaced or no longer used as a result the redevelopment and adjusted the useful life of these assets to reflect their removal date. Under the guidance in ASC 360-10-35, we forecasted the future, undiscounted, cash flows to be generated over the revised useful lives of the assets. Because these assets were forecasted to generate future undiscounted cash flows in excess of their carrying value prior to their removal date, we accelerated the depreciation of these assets such that the remaining book value would be fully depreciated at the scheduled removal date.

5.
We note your disclosure that you expect that by providing your fans with a better experience as well as an expansive platform for your marketing partners upon completion in 2016, this project will provide an immediate incremental lift in Daytona International Speedway’s revenues of approximately $20 million, and EBITDA lift of approximately $15 million with a mid-single-digit growth rate. In light of the fact that this forward-looking information is not in the form of a comprehensive forecast of revenue and net earnings, please revise to disclose how revenue and operating efficiencies may vary given the assumptions underlying this forward-looking information.

Company Response: We confirm our understanding of your request and will disclose how revenue and operating efficiencies may vary given the assumptions underlying this forward-looking information, in all future Form 10-Q and Form 10-K filings, by including the following,
While these forward looking amounts are management’s projections and we believe they are reasonable, our actual results may vary from these estimates due to unanticipated changes in projected attendance, lower than expected ticket prices, or lower than forecasted corporate sponsorships. We do not know whether these expectations will ultimately prove correct and actual revenues and operating results may differ materially from these estimates.

Notes to the Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies, page 44
Revenue Recognition, page 46

6.
We note from your disclosure in MD&A that Motorsports related revenue represented 69.5% of your total revenue in 2013. We further note from page 18 that motorsports related revenue includes television and ancillary media rights fees, promotion and sponsorship fees, hospitality rentals, advertising revenues, royalties from licenses of your trademarks, parking and camping, and track rentals. It does not appear however, that your revenue recognition policy disclosure in Note 1 includes a discussion of several of these revenue sources. Please review your revenue recognition policy disclosure in Note 1 to ensure that your disclosure addresses your revenue recognition policy for each source of revenue.

Company Response: We confirm our understanding of your request and we will revise our revenue recognition policy as disclosed in Note 1 to ensure that our disclosure addresses each source of revenue noted in future Form 10-K filings.
Note 5. Equity Method and Other Investments, page 48

7.
We note your disclosure that on August 5, 2013, you sold a 676 acre parcel of property in Staten Island for $80 million and received $7.5 million, less closing and admin costs, at the closing date and the remaining sales price was financed with a secured mortgage interest. We also note that due to the low level of initial investment at closing and the amount of continuing investment, you have accounted for this transaction using the cost recovery method, and have deferred recognition of any profits until the carrying amount of the property is recovered, which will not be until the final payment is made. Please tell us, and revise to disclose the amount of the profit that is expected to be recognized at the time the final payment is made.

Company Response: The amount of deferred gain on the sale of this property was approximately $1.9 million at the time of sale. We will continue to defer this gain along with interest received on the secured note from the purchaser until the carrying amount of the property is recovered, which will not be until the final payment is made. We will disclose the amount of deferred profit, including interest received that is expected to be recognized at the time the final payment is made in future Form 10-Q and Form 10-K filings. Our revised disclosure is as follows:
Based on the level of Marine Development's initial investment at closing and continuing investment, the Company has accounted for the transaction using the cost recovery method and has deferred the recognition of profit of approximately $1.9 million, and accrued interest totaling approximately $0.7 million at February 28, 2014, until the carrying amount of the property is recovered, which will not be until the final payment is made.
Note 15. Quarterly Data (Unaudited), page 59

8.
Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as accelerated depreciation recorded due to the shortening of service lives of certain assets, and asset retirement losses. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Company Response: We confirm our understanding of the requirement outlined in Item 302(a)(3) of Regulation S-K and we will revise our Note on Quarterly Data to discuss the nature of any unusual or infrequent items that impacted our quarterly results of operations for the various periods presented in future Form 10-K filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.
The Company also acknowledges that it is the position of the Commission and the staff that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Conclusion
As noted above we will revise the disclosures provided in our future filings. We have attempted to respond fully and completely to each of your comments and requests for supplemental information. If you have any questions concerning our responses, please contact us.
Sincerely,
/s/ Daniel W. Houser
Daniel W. Houser
Senior Vice President, Chief Financial Officer
and Treasurer